ANICO Financial Services, Inc.

Report of Independent Registered Public Accounting Firm
Statement of Financial Condition
December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68938

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ANICO Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Moody Plaza
(No. and Street)

Galveston	TX	77550-7999
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thad Luikart	409-766-6546	thad.luikart@americannational.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, L.L.P
(Name – if individual, state last, first, and middle name)

4400 Post Oak Parkway, Suite 1100	Houston	TX	77027
(Address)	(City)	(State)	(Zip Code)

10/14/2003	410
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thad Luikart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ANICO Financial Services, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONICA BJERKE
Notary ID #126789545
My Commission Expires
January 30, 2029

Signature:

Title:
President & CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ANICO Financial Services, Inc.
December 31, 2024

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements



9311 San Pedro Avenue, Suite 1400
San Antonio, Texas 78216
210-737-1042

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders
of ANICO Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ANICO Financial Services, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2024.

San Antonio, Texas
February 27, 2025


ANICO Financial Services, Inc.
Statement of Financial Condition
December 31, 2024


		2024
Assets:		
Cash	$	262,743
Receivables due from parent		23,982
Prepaid and other assets		3,675
Total assets	$	**290,400**
Liabilities and Stockholder's Equity		
Liabilities:		
Due to dealers for commissions		7,635
Due to parent for:		
Service fees		7,699
Trade payables and accrued expenses		25,000
Total liabilities	$	**40,334**
Stockholder's Equity:		
Common stock, par value $0.01 per share; authorized,		
issued and outstanding, 100,000 shares		1,000
Additional paid-in-capital		249,066
Total stockholder's equity		**250,066**
Total liabilities and stockholder's equity	$	**290,400**


See accompanying notes to the financial statements.


Notes to the Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

ANICO Financial Services, Inc. ("ANFS" or "the Company") is a wholly-owned subsidiary of American National Insurance Company ("American National"). ANFS was organized on December 21, 2010, and its sole purpose is to operate as a non-clearing wholesale broker-dealer and distributor of American National's variable products. ANFS is registered as a non-clearing wholesale broker-dealer under the Securities Exchange Act of 1934 and received approval from the Financial Industry Regulatory Authority, Inc. ("FINRA") as a registered non-clearing wholesale broker-dealer on July 18, 2012.

ANFS does not receive cash from customers and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." ANFS operates pursuant to the (k)(1) limited business (mutual funds and/or variable annuities only) exemptive provision of the Securities and Exchange Commission's ("SEC") Rule 15c3-3.

The Securities Investor Protection Corporation ("SIPC") was created by *the Securities Investor Protection Act of 1970*, ("SIPA"), a Federal statute which became effective December 30, 1970. Membership with SIPC is required by all brokers and dealers registered under Section 15(b) of the *Securities Exchange Act of 1934* unless otherwise exempted. For the years ended December 31, 2023, ANFS filed a Certificate of Exclusion of Membership under Section 78ccc(a)(2)(A)(ii) of SIPA. The exclusion is determined by ANFS' exclusive business consisting of: (1) the sale of variable annuities and (2) the business of insurance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2024, the Company's cash accounts exceeded federally insured limits by $12,743. Cash is carried at fair value.

Economic Market Risk Factors

Unfavorable economic developments could adversely affect us if our customers redeem existing variable contracts. Challenging economic conditions may impair the ability of our customers to meet commitments as they come due.

Income Taxes

ANFS accounts for income taxes in accordance with income tax accounting guidance, *Accounting Standards Codification 740, Income Taxes*. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. ANFS determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2024, ANFS did not have any transactions that resulted in deferred taxes. ANFS has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company. ANFS is included in the consolidated tax return of its indirect U.S. parent company, BAMR US Holdings, LLC.

Notes to the Financial Statements

Note 2 – Transactions with Affiliates

ANFS and American National are parties to a service and expense-sharing agreement and a distribution and administrative services agreement. Pursuant to such agreements, ANFS has agreed to act as wholesale distributor of certain variable life insurance and annuity products issued by American National. In consideration of such distribution services, American National has agreed to reimburse or assume all expenses incurred by ANFS in performing such services and to provide to ANFS the use of certain personnel; administrative, communications and electronic support services; and office facilities, supplies, equipment and utilities.

Note 3 – Line of Credit

On September 1, 2020, ANFS established a $500,000 revolving line of credit with ANICO expiring in 2026. No amounts were borrowed against this line during 2023. Interest varies with the bank's prime rate, which was 7.50 percent on December 31, 2024.

Note 4 – Net Capital Requirement

In accordance with the regulations of the SEC, ANFS must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 8 to 1. At December 31, 2024, ANFS had net capital of $ $222,409, which was $217,409 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.1814 to 1.

Note 5 - Commitments and Contingencies

From time to time, the Company may be involved in claims, lawsuits, inquiries, investigations and other legal or regulatory proceedings in connection with the conduct of its business. The Company establishes an accrued liability for claims, lawsuits, inquiries, investigations and other legal or regulatory proceedings only when those matters represent loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. No amounts were recorded for loss contingencies as of December 31, 2024.

Note 6 - Subsequent Events

Subsequent events have been evaluated through February 27, 2025, which is the date the financial statements were issued.